Exhibit 5.1

June 2, 2003

Lionbridge Technologies, Inc.

950 Winter Street

Waltham, MA 02451

Re: Registration Statement on Form S-3

Ladies and Gentlemen:

I am General Counsel of Lionbridge Technologies, Inc., a Delaware corporation (the “Company”). I have examined the Registration Statement on Form S-3 in connection with the registration under the Securities Act of 1933, as amended, of a total of up to 6,094,804 shares of Common Stock, par value $0.01 per share, of the Company (the “Shares”). All of the Shares are issued and outstanding. The Shares are to be sold from time to time as described in the Registration Statement. In my capacity as General Counsel, it is my opinion that the Shares are legally issued, fully paid and non-assessable.

I hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement.

Very truly yours,

/s/ MARGARET A. SHUKUR
Margaret A. Shukur General Counsel